FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Stanley, Kelly N.	2. Issuer Name and Tickler or Trading Symbol Old National Bancorp ONB						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)

(Last) (First) (Middle) 123 E Adams Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year February 2001			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month//Day/Year) March 8, 2001			X	Form filed by One Reporting Person
(Street) Muncie, IN 47305								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common stock	01/30/01		J	V	549.000	A		11,546.000	D
Common stock	01/30/01		J	V	98.400	A		2,066.400	D1
Common stock	01/30/01		J	V	57.750	A		1,219.785	D2
Common stock	01/30/01		J	V	7.850	A		164.850	I3

J Received pursuant to a stock dividend paid on Old National Bancorp Common Stock
D Kelly N Stanley
D1 Kelly N Stanley broker held
D2 Kelly N Stanley IRA broker held
I3 Donna M Stanley IRA broker held

FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Date/ Year)	3A. Deemed Execution Date, if any (Month/ Date/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Director Stock Option (Right to buy)	$12.15	3/10/00		J(1)		5,512		Immed.	5/1/06	Common stock	5,512	(1)	5,512	Direct (D)
Director Stock Option (Right to buy)	$13.51	3/10/00		J(1)		5,512		Immed.	5/1/07	Common stock	5,512	(1)	5,512	Direct (D)
Director Stock Option (Right to buy)	$20.86	3/10/00		J(1)		5,512		Immed.	5/1/08	Common stock	5,512	(1)	5,512	Direct (D)
Director Stock Option (Right to buy)	$14.47	3/10/00		J(1)		3,032		Immed.	5/1/09	Common stock	3,032	(1)	3,032	Direct (D)

Explanation of Responses:
(1) Stock options received in connection with merger of ANB Corporation into Old National Bancorp in exchange for stock options to acquire shares of ANB Corp.

	**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last Update: 09/05/2002